CERTIFICATE OF DESIGNATION
FOR
SERIES E REDEEMABLE CONVERTIBLE PREFERRED STOCK
Par value $.001
OF
DIVA ENTERTAINMENT, INC.

Peter C. Zachariou and David Lean certify that they are the President and Acting Secretary of Diva Entertainment, Inc., a Delaware corporation (the “Company”); that, pursuant to the Company’s Certificate of Incorporation and Section 151(g) of the Delaware General Corporation Law, the Board of Directors of the Company adopted the following resolutions effective May 27, 2004; and that none of the Series E Redeemable Convertible Preferred Stock referred to in this Certificate of Designation has been issued.

1.	Creation of Series E Redeemable Convertible Preferred Stock.

There is hereby created a series of preferred stock consisting of 251,000 shares and designed as Series E Redeemable Convertible Preferred Stock, par value $.001 (the “Series E Preferred Stock”), having the voting rights, powers, preferences, and relative participating, optional and other special rights, qualifications, limitations and restrictions that are set forth below. The stated value of each share of Series E Preferred Stock shall be $0.001 (the “Stated Value”)

2.	Dividends.

The holders of Series E Preferred Stock shall be entitled to receive dividends when, if and as declared by the Board of Directors. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Company on such record dates, not more than 30 calendar days and not less than 10 calendar days preceding the dividend payment date therefore as determined by the Board of Directors (each of such dates, a “Record Date”). In the option of the Company, such dividend may be paid in cash or in the Company’s common stock, $.001 par value per share (the “Common Stock”), valued at the Dividend Rate in effect as of the Record Date. Each share of Series E Preferred Stock shall rank on parity with each other share of Series E Preferred Stock with respect to dividends.

3.	Redemption.

The Series E Preferred Stock may be redeemed, in whole but not in part, at the option of the Company by resolution of its Board of Directors, at any time commencing the date hereof. Each share of the Series E Preferred Stock redeemed shall be redeemed in exchange for 100 shares of the Company’s Common Stock. Notice of any redemption, specifying the time and place of redemption, shall be mailed or caused to be mailed by the Company, addressed to each holder of record of Series E Preferred Stock to be redeemed at his last address as the same appears on the books of the Company, at least 20 days prior to the date designated for redemption. If such notice for redemption shall have been mailed, or irrevocable instructions to such effect shall have been given the transfer agent or agents for such stock, and if on or before the redemption date specified in such notice all shares of the Company’s Common Stock necessary for such redemptions shall have been set aside by the Corporation in trust for the account of the holders of the shares of Series E Preferred Stock to be redeemed so as to be available therefore, then, from and after the mailing of such notice or the giving of such irrevocable instructions and the setting aside of such shares, notwithstanding that nay certificate for shares of Series E Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares of Series E Preferred Stock represented thereby shall no longer be deemed outstanding and the holder of such certificate or certificates shall have with respect to such shares of Series E Preferred Stock no rights in or with respect to the Company except the right to receive the Common Shares issued as a result of the redemption upon surrender of such certificate or certificates, and after the date designed for redemption, such shares of Series E Preferred Stock shall not be transferable on the books of the Company.

4.	Conversion.

(i)   Each share of Series E Preferred Stock shall be automatically converted into shares of the Company’s Common Stock concurrent with the increase of the Company’s authorized number of Common Shares to 100,000,000. The Conversion Rate shall be 100 shares of the Company’s Common Stock for each share of Series E Preferred Stock.

(ii)   No fractional shares or securities representing fractional shares of Common Stock shall be issued upon conversion of the Series E Preferred Stock. Any fractional interest in one share of Common Stock resulting from a holder’s conversion of Series E Preferred Shares shall be rounded to the nearest full share.

(iii)   Upon the occurrence of the event giving rise to an automatic conversion, the Company shall (a) provide written notice of the automatic conversion to all holders of record of Series E Preferred Stock and (b) provide irrevocable instructions to such effect to the transfer agent or agents for such stock, and shall have set aside all shares of the Company’s Common Stock necessary for such conversion. From the date of such notice and setting aside the Common Shares, notwithstanding that any certificate for shares of Series E Preferred Stock so converted shall not have been surrendered for cancellation, the shares of Series E Preferred Stock represented thereby shall no longer be deemed outstanding and the holder of such certificate or certificates shall have the respect to such shares of Series E Preferred Stock no rights in or with respect to the Company except the right to receive the Common Shares issued as a result of the conversion. After the date designated for automatic conversion, such shares of Series E Preferred Stock shall not be transferable on the books of the Company.

5.	Preemptive Rights.

Shares of the Series E Preferred Stock are not entitled to any preemptive rights to acquire any unissued shares of any capital stock of the Company, now or hereafter authorized, or any other securities of the Company, whether or not convertible into shares of capital stock of the Company or carrying a right to subscribe to or acquire any such shares of capital stock.

6.	Voting.

Except as otherwise expressly provided or required by law, the holders of the Series E Preferred Stock shall be entitled to vote their shares on any matter submitted to the vote of the holders of the Common Shares of the Company. The holders of the Series E Preferred Stock will be entitled to the number of votes they would have been able to cast had their Series E Preferred Stock been converted to Common Shares.

7.	Waiver by Series E Preferred Stockholders.

Except as expressly provided for herein or as otherwise required by law, any rights or benefits for the Series E Preferred Shares and the holders thereof provided herein may be waived as to all outstanding Series E Preferred Shares and the holders thereof by the consent of the holders of a majority of the then-outstanding Series E Preferred Shares.

8.	Additional Issuance of Preferred Shares.

The Company may issue additional shares of the Preferred Stock in the future. If the Company desires to issue additional shares of the Preferred Stock, the Company shall file such amendments to its Certificate of Incorporation as may be necessary to effect such designation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be duly executed by its President and attested to by its acting Secretary as of the 28/th/ day of May, 2004, who, by signing their names hereto, acknowledge that this Certificate of Designation is the act of the Company and state to the best of their knowledge, information and belief, under penalties of perjury, that the above matters and facts are true in all material respects.

DIVA ENTERTAINMENT, INC.

By:	/s/ Peter C. Zachariou
Peter C. Zachariou, President

By:	/s/ David Lean
David Lean, Acting Secretary